FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1          Holding(s) in Company released on 22 April 2003
No. 2          FRN Variable Rate Fix released on 22 April 2003
No. 3          FRN Variable Rate Fix released on 23 April 2003
No. 4          FRN Variable Rate Fix released on 24 April 2003
No. 5          FRN Variable Rate Fix released on 24 April 2003
No. 6          Employee Share Option Scheme released on 25 April 2003


Document No. 1



                               NORTHERN ROCK PLC

                     DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 22 April 2003, that as at 16 April 2003 Barclays PLC through the legal entities advised to the Company has a notifiable interest in 15,167,094 ordinary 25p shares of the Company representing 3.60% of the issued share capital of the Company.





END

Document No. 2

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--April 22, 2003--

RE: NORTHERN ROCK PLC
    GBP 5,000,000 SERIES 146 EMTN
    DUE: JANUARY 2004
    ISIN: XS0094096376

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22APR03 TO 21JUL03 HAS BEEN FIXED AT 3.77625 PCT

INTEREST PAYABLE VALUE 21JUL03 WILL AMOUNT TO:
GBP 931.13 PER GBP 100,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 3


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--April 23, 2003--

RE: NORTHERN ROCK PLC
    GBP 100,000,000 SERIES 227 EMTN
    DUE JANUARY 2005
    ISIN: XS0151685103

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22APR03 TO 21JUL03 HAS BEEN FIXED AT 3.71125 PCT PER ANNUM.

INTEREST PAYABLE VALUE 21JUL03 WILL AMOUNT TO:
GBP 915.10 PER GBP 100,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 4



( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--April 24, 2003--

RE: NORTHERN ROCK PLC
    EURO 10,000,000 SERIES 179 EMTN
    DUE: APRIL 2007
    ISIN: XS0110472460

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
28APR03 TO 28JUL03 HAS BEEN FIXED AT 2.732 PCT PER ANNUM.

INTEREST PAYABLE VALUE 28JUL03 WILL AMOUNT TO:
EURO 6,905.89 PER EURO 1,000,000 DENOMINATION.
----------------------------------------------

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 5

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--April 24, 2003--

RE: NORTHERN ROCK PLC
    EUR 300,000,000 SERIES 202 EMTN
    DUE: APRIL 2004
    ISIN: XS0127924172

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
28APR03 TO 28JUL03 HAS BEEN FIXED AT 2.702 PCT PER ANNUM.

INTEREST PAYABLE VALUE 28JUL03 WILL AMOUNT TO:
EUR 68.30      PER EUR 10,000 DENOMINATION.
EUR 683.01     PER EUR 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 6


                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 25 April 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 20,000, Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,297,275 Shares representing 1.26% of the Company's issued share capital.




END





                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  28 April, 2003           By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary